UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40936

INFORMATICA INC.

(Exact name of registrant as specified in its charter)

c/o Salesforce, Inc.

Salesforce Tower

415 Mission Street, 3rd Fl

San Francisco, California 94105

(415) 901-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On November 18, 2025, pursuant to that Agreement and Plan of Merger, dated as of May 26, 2025, by and among Informatica Inc., a Delaware corporation (the “Company”), Salesforce, Inc., a Delaware corporation (“Salesforce”), and Phoenix I Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Salesforce (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Salesforce.

Pursuant to the requirements of the Securities Exchange Act of 1934, Informatica Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 28, 2025	Informatica Inc.

	By:	/s/ Scott Siamas
	Name:	Scott Siamas
	Title:	President and Secretary